UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

Unit F, 33rd Floor, NEO Tower A

Che Gong Miao

Futian District, Shenzhen

Guangdong Province 518040, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

By:	/s/ Dora Li
Name:	Dora Li
Title:	Chief Financial Officer

Date: February 28, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Education Announces Unaudited Second Quarter of Fiscal Year 2012 Results

Net Revenue Increased 112.9% Year-Over-Year

Exceeding Guidance to RMB44.9 Million

Shenzhen, China, February 28, 2012 – Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced its unaudited financial results for the second quarter of fiscal year 2012 ended December 31, 2011.

Second Quarter Fiscal 2012 Financial Highlights

•	Net revenue increased 112.9% year-over-year to RMB44.9 million (US$7.1 million)

•	Gross profit increased 95.4% year-over-year to RMB20.0 million (US$3.2 million), and gross profit margin was 44.5%

•

Operating loss was RMB2.3 million (US$0.4 million), compared to operating loss of RMB7.1 million in the second quarter of fiscal 2011; excluding one-off compensation expenses relating to management resignation amounting to RMB2.8 million, operating income for the second quarter of fiscal 2012 would have been RMB0.5 million.

•

Net income was RMB2.3 million (US$0.4 million), compared to net income of RMB3.1 million in the second quarter of fiscal 2011; excluding one-off compensation expenses relating to management resignation amounting to RMB2.8 million, net income for the second quarter of fiscal 2012 would have been RMB5.1 million

•	Basic and diluted earnings per share were RMB0.03 (US$0.005), compared to basic and diluted earnings per share of RMB0.08 in the second quarter of fiscal 2011 from continuing operations

•

Non-GAAP basic and diluted earnings per share were RMB0.06 (US$0.009) from continuing operations, compared to non-GAAP basic and diluted earnings per share of RMB0.12 in the second quarter of fiscal 2011

Second Quarter Fiscal 2012 Operational Highlights

•

Schools and kindergartens network was 51 (excluding franchise network) and enrollment was over 16,500, as the commissioning of schools and kindergartens and enrollment trend are tied in with school terms, which begin in September and February in each calendar year

Commenting on the results, Dong Xu, Chairman and Chief Executive Officer of Noah, said, “We are very pleased to see strong momentum continuing in the second quarter with revenue growth exceeding guidance. The robust performance reflected an anticipated strength in the business across-the-board.

“Our revenue mix has changed with an increased weight of kindergarten services after the acquisition of Yuanbo Education (“Yuanbo”), and the new opening of schools and kindergartens that were in the midst of ramping up was reflected in the fluctuations in gross margins. Nevertheless, we are pleased to see progress in our utilization and performance enhancement,” he said.

Mr. Xu continued, “Despite concerns about softening growth in the Chinese economy, the education services sector demonstrated its resilience on the back of favorable economic, social and cultural factors. Having just successfully transformed into an education services company, Noah has already built a strong foundation, and we will continue to solidly execute on our growth strategy focusing on three pillars: kindergartens, private primary and secondary schools and supplemental education services, to achieve profitable and sustainable growth.

“In the next quarter, as the opening schedule of new schools and kindergartens is tied in with school terms which usually begins in February and September in each calendar year, the network will remain unchanged. We will be focusing on ramping up existing schools and kindergartens and will also accelerate integration in order to enhance operating efficiency. Our revenue in the next quarter will remain strong despite our expectations to experience an impact from the winter break for Chinese New Year, as some of the schools and kindergartens do not charge tuition fee for a month during the break. This has been reflected in our guidance as the business model is predictable and we are fully confident in meeting our full year guidance. In addition to sustaining the momentum of the businesses to pursue organic growth, we are diligently pursuing acquisition opportunities with our strong cash position to continue to enhance shareholder values in the long term.” he concluded.

Commenting on the financials, Dora Li, Chief Financial Officer, said, “We are in expansion mode as seven schools and kindergartens are still in ramp-up stage with less than two years operating history, and we are making good progress in increasing enrollment and improving utilization. We expect overall gross margin to improve as they reach full capacities. To keep future growth momentum, we will continue to reinvest to ramp up our schools and kindergartens, and we expect that gross margin will continue to be over 45% on an annual basis in the fiscal year.”

She remarked, “During the quarter, our operating profit and margin were impacted by one-off compensation expenses related to the resignation of management personnel. Excluding the one-off impact, we made pleasing progress in trending down our operating expenses to revenue as we expanded our revenue base and achieved operating leverage. We are optimistic in continuing to see a similar trend on an annual basis.”

Second Quarter Fiscal Year 2012 Unaudited Financial Results

Net revenue

Net revenue for the second quarter of fiscal 2012 increased 112.9% to RMB44.9 million (US$7.1 million) from RMB21.1 million in the second quarter of fiscal 2011, driven mainly by the organic growth in existing Wentai Education (“Wentai”) and Little New Star (“LNS”) segments, and a full-quarter revenue contribution from Yuanbo. Net revenue from Wentai was RMB24.4 million (US$3.9 million), accounting for 54.5% of net revenue, compared with RMB12.7 million for the second quarter of fiscal 2011. LNS also showed solid growth with revenue increasing 24.1% year-over-year to RMB10.4 million (US$1.7 million), accounting for 23.2% of net revenue. Net revenue from Yuanbo was RMB10.0 million (US$1.6 million).

In terms of the breakdown of services, revenue from kindergartens for the second quarter of fiscal 2012 was RMB22.5 million (US$3.6 million), accounting for 50.1% of net revenue, and represents a year-over-year increase of 316.7%. Revenue from primary and secondary schools was RMB15.0 million (US$2.4 million), accounting for 33.4% of net revenue, and represents a year-over-year increase of 56.3%. Revenue from supplemental education, which includes English training courses and sale of teaching materials, was RMB7.4 million (US$1.2 million), accounting for 16.5% of net revenue, and represents a year-over-year increase of 21.3%.

Services	Q2 FY2012		Q2 FY2011
	Revenue (RMB million)	Percentage in total revenue	Revenue (RMB million)	Percentage in total revenue
Kindergartens	22.5	50.1%	5.4	25.6%
Primary and secondary schools	15.0	33.4%	9.6	45.5%
Supplemental education	7.4	16.5%	6.1	28.9%
Total	44.9	100.0%	21.1	100.0%

Gross profit and gross profit margin

Gross profit for the second quarter increased 95.4% year-over-year to RMB20.0 million (US$3.2 million) from RMB10.2 million. The increase in gross profit was primarily driven by the continued strong growth of Wentai and LNS, along with the contribution from Yuanbo, which was newly acquired in first quarter of fiscal 2012.

Gross profit margin was 44.5%, compared with 48.5% in the second quarter of fiscal 2011, and 47.5% in the first quarter of fiscal 2012. The decline was mainly due to a change in revenue mix as kindergartens, which have a lower gross margin, accounted for 50.1% of total revenue in the current quarter, compared with 25.6% in the second quarter of fiscal 2011.

Operating expenses

Operating expenses for the second quarter totaled RMB25.9 million (US$4.1 million), a year-over-year increase of 39.9% from RMB18.5 million. The increase in operating expenses was a result of one-off compensation expenses related to management resignation, and incremental expenses contributed by Yuanbo. As a percentage of net revenue, operating expenses were 57.8%, compared to 87.9% in the same period in fiscal 2011. Excluding one-off compensation expenses related to management resignation, operating expenses for the quarter were RMB23.2 million, a year-over-year increase of 25%, which accounted for 51.6% of net revenue.

Research and development (“R&D”) expenses for the second quarter increased 38.1% year-over-year to RMB0.8 million (US$0.1 million) from RMB0.6 million. The increase in R&D expenses was mainly attributable to an increased staff cost to further enhance the content of the Dudu Happy Reading program. As a percentage of net revenue, R&D expenses were 1.7%, compared to 2.7% in the second quarter of fiscal 2011. The Company will continue to invest in R&D to strengthen their teaching material and content development capabilities while consolidating their efforts to achieve operational leverage.

Sales and marketing (“S&M”) expenses for the second quarter increased 68.9% year-over-year to RMB1.7 million (US$0.3 million) from RMB1.0 million. The increase in S&M expenses primarily reflected the increase in advertising expenses for the promotion of the brands operated by the Company. As a percentage of net revenue, S&M expenses were 3.7%, compared to 4.7% in the same period in fiscal 2011. With the continued expansion of revenue, S&M expenses as a percentage of revenue is expected to maintain at a similar level in fiscal 2012.

General and administrative (“G&A”) expenses for the second quarter increased 39.4% year-over-year to RMB23.5 million (US$3.7 million) from RMB16.9 million. The increase was in part attributable to the incremental expenses arising from Yuanbo during the quarter, and in part due to an approximately RMB2.8 million one-off compensation expense related to management resignation. As a percentage of net revenue, G&A expenses were 52.3%, compared to 79.9% in the same period in fiscal 2011. Excluding the one-off compensation expense, G&A expenses for the quarter increased by 23.1% year-over-year, and accounted for 46.1% of total revenue. The lower percentage of G&A expenses to net revenue primarily reflected the improvement of the Company’s operational leverage with the expansion of revenue scale.

Other operating income

Other operating income for the second quarter of fiscal 2012 totaled RMB3.7 million (US$0.6 million), compared to RMB1.2 million in the same quarter of fiscal 2011. The increase was mainly attributable to rental income.

Operating income/loss

Operating loss for the second quarter of fiscal 2012 was RMB2.3 million (US$0.4 million), compared to an operating loss of RMB7.1 million in the second quarter of fiscal 2011. Excluding the one-off compensation expense, the Company recorded operating income of RMB0.5 million in the second quarter of fiscal 2012.

Other non-operating income

Interest income for the second quarter of fiscal 2012 was RMB0.4 million (US$0.06 million), compared to RMB0.6 million in the second quarter of fiscal 2011. Finance costs relating to contingent consideration payable for the second quarter of fiscal 2012 was RMB0.2 million (US$0.04 million). Investment income for the second quarter of fiscal 2012 was RMB4.3 million (US$0.7million), compared to RMB2.2 million in the second quarter of fiscal 2011. Other non-operating income was RMB1.8 million (US$0.3 million), compared to RMB8.6 million in the same period in fiscal 2011. Such decrease was mainly due to the decrease in exchange gain from US dollar intercompany loans, which were settled upon the disposal of the ELP business in the fourth quarter of fiscal 2011.

Income tax expenses

Income tax expenses were RMB1.7 million (US$0.3million) in the second quarter of fiscal 2012, compared to RMB1.1 million from the same period in fiscal 2011.

Net income

Net income for the second quarter of fiscal 2012 was RMB2.3 million (US$0.4 million), or basic and diluted earnings per share of RMB0.03 (US$0.005). This compares with net income of RMB3.1 million or basic and diluted earnings per share of RMB0.08 in the second quarter of fiscal 2011 from continuing operations. Excluding the impact from the one-off compensation expense, net income amounted to RMB5.1 million.

Net income excluding share-based compensation expenses (non-GAAP) for the second quarter of fiscal 2012 was RMB3.2 million (US$0.5 million),compared with RMB4.7 million in the same period of fiscal 2011. Non-GAAP basic and diluted earnings per share for the second quarter of fiscal 2012 were RMB0.06 (US$0.009), compared with RMB0.12 in the second quarter of fiscal 2011.

Liquidity

Cash and cash equivalents, short-term time deposits and short-term other investments totaled RMB504.6 million (US$80.2 million) on December 31, 2011, compared to RMB500.0 million on September 30, 2011. For the three months ended December 31, 2011, the Company generated RMB9.6 million (US$1.5 million) in cash from operations. The cash from operations is tied in with the cycle of tuition collection.

Deferred revenue

Deferred revenue related to tuition fees and franchising fees as of December 31, 2011 was RMB24.1 million (US$3.8 million). This compares to deferred revenue related to tuition fees and franchising fees of RMB42.9 million as of September 30, 2011. Deferred revenue primarily includes the tuition fees and franchising fees collected but was not yet recognized during the quarter. It will be recognized according to course and contract schedule.

Operating Updates

•	Total schools and kindergartens network was 51 at the end of the second quarter of fiscal 2012. The network includes:

•	33 kindergartens – one of the kindergartens was in the process of finalizing licenses and did not contribute to the revenue during the quarter

•	5 primary and secondary schools

•

13 directly owned supplemental training centers – two training centers were closed and LNS is in the process of identifying appropriate locations in which to open new centers. The enrollment number of the supplemental training centers is expected to be impacted

•	Student enrollment totaled over 16,500

•	More than 8,400 for kindergartens

•	More than 3,950 for primary and secondary schools

•	Close to 4,200 for directly owned supplemental training centers

Financial Outlook for Full Fiscal 2012 and for the Third Quarter of Fiscal 2012

Based on current estimates and market conditions, for the third quarter of fiscal 2012, Noah expects to generate net revenue in the range of RMB30 million (US$4.8 million) to RMB32 million (US$5.4 million). For the full fiscal 2012, the Company continues to expect to generate revenue between RMB145 million (US$23.4 million) and RMB155 million (US$24.9 million). This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call

Noah’s senior management will host a conference call at 8:00 am (Eastern)/5:00 am (Pacific)/9:00 pm (Beijing) on Tuesday, February 28, 2012 to discuss its second quarter of fiscal year 2012 financial results and recent business activities. The conference call may be accessed by calling:

US	+1-866-519-4004
International (toll)	+1-718-354-1231
China, Domestic mobile	400-620-8038
China, Domestic	800-819-0121
Hong Kong	800-930-346

Please dial in 10 minutes before the scheduled starting time. An operator will answer your call and please use “Noah” as the verbal passcode to access the call. Replay of the conference call will be available from 11:00 am on February 28, 2012 until March 6, 2012 by dialing the following numbers:

US	+1-866-214-5335
International (toll)	+61-2-8235-5000
China	400-692-0026
Hong Kong	800-901-596
Passcode	4917 7378

A live webcast and replay will be available on the investor relations page of Noah’s website at http://ir.noaheducation.com.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the statement of operations, balance sheet and cash flow statements have been translated into US dollars at the average rate of RMB6.2939, the noon buying rate for US dollars in effect on December 30, 2011 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.

About Noah Education Holdings Ltd.

Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, Little New Star, which provides English language training for children aged 3-12 in its directly owned and franchised training centers, and Yuanbo Education, which focuses on early childhood education services in the Yangtze Delta region. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com

Noah Education Holdings Ltd.

Consolidated Balance Sheet

	September 30 2011	December 31 2011
	Unaudited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	388,037,000	227,081,421	36,079,604
Other time deposit	25,000,000	—	—
Investments	87,003,441	277,503,441	44,090,856
Accounts receivables, net of allowance of doubtful debts	1,291,943	1,016,420	161,493
Related party receivables	30,080,052	—	—
Inventories	5,544,845	5,399,821	857,945
Prepaid expenses and other current assets	10,704,164	14,793,932	2,350,521

Total current assets	547,661,445	525,795,035	83,540,419
Investments	10,752,491	10,358,680	1,645,828
Property, plant and equipment, net	190,855,109	190,694,012	30,298,227
Intangible assets, net	75,415,750	74,255,629	11,798,031
Goodwill	113,554,542	113,554,542	18,042,000
Deposit for property, plant and equipment	1,050,592	—	—
Call option	7,913,000	7,913,000	1,257,249
Deferred tax assets	622,632	511,525	81,273

Total assets	947,825,561	923,082,423	146,663,027

Liabilities and Shareholders’ Equity
Current liabilities
Accountants payable (including account payables of the consolidated variable interest entities (“VIEs”) without recourse to Noah Education Holdings Ltd. (“Noah”) of RMB1,109,074 and RMB1,629,675 as of September 30, 2011 and December 31, 2011, respectively)	1,225,666	1,714,733	272,444
Other payables and accruals (including other payables and accruals of the consolidated VIEs without recourse to Noah of RMB13,645,228 and RMB11,679,714 as of September 30, 2011 and December 31, 2011, respectively)	43,011,514	33,509,311	5,324,093
Advances from customers (including advance from customer of the consolidated VIEs without recourse to Noah of RMB215,911 and RMB435,506 as of September 30,2011 and December 31, 2011, respectively)	806,340	440,157	69,934
Income tax payable (including income tax payables of the consolidated VIEs without recourse to Noah of RMB4,718,003 and RMB5,325,202 as of September 30, 2011 and December 31, 2011, respectively)	8,074,474	9,689,573	1,539,518
Deferred revenue (including deferred revenues of the consolidated VIEs without recourse to Noah of RMB15,496,149 and RMB6,040,818 as of September 30, 2011 and December 31, 2011, respectively)	41,851,354	23,099,407	3,670,126
Contingent Consideration payable	—	6,398,422	1,016,607

Total current liabilities	94,969,348	74,851,603	11,892,722
Deferred revenues	5,091,206	4,702,591	747,166
Deferred tax liabilities	8,507,225	8,150,121	1,294,924
Contingent consideration payable	7,331,000	1,163,532	184,867

Total non-current liabilities	20,929,431	14,016,244	2,226,957
Total liabilities	115,898,779	88,867,847	14,119,679

Equity
Ordinary shares	14,800	14,848	2,359
Additional paid-in capital	1,043,680,543	1,046,012,157	166,194,594
Accumulated other comprehensive loss	(124,064,232)	(125,441,233)	(19,930,604)
Retained losses	(153,403,294)	(152,163,907)	(24,176,410)

Total Noah shareholders’ equity	766,227,817	768,421,865	122,089,939

Non-controlling interest	65,698,965	65,792,711	10,453,409

Total liabilities and equity	947,825,561	923,082,423	146,663,027

Noah Education Holdings Ltd.

Consolidated Statements of Operations

	Three months ended December 31			Six months ended December 31
	2010 (Unaudited)	2011 (Unaudited)		2010 (Unaudited)	2011 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	21,090,343	44,899,922	7,133,879	40,759,502	79,081,590	12,564,799
Cost of revenue	(10,870,405)	(24,931,239)	(3,961,175)	(18,762,945)	(42,872,013)	(6,811,677)

Gross profit	10,219,938	19,968,683	3,172,704	21,996,557	36,209,577	5,753,122
Research & development expenses	(563,139)	(777,883)	(123,593)	(1,113,109)	(1,473,162)	(234,062)
Sales & marketing expenses	(994,070)	(1,679,429)	(266,834)	(2,009,037)	(3,194,695)	(507,586)
General and administrative expenses	(16,850,893)	(23,483,124)	(3,731,093)	(29,923,371)	(44,007,500)	(6,992,088)
Other expenses	(136,945)	(7,150)	(1,136)	(458,716)	(17,172)	(2,728)

Total operating expenses	(18,545,047)	(25,947,586)	(4,122,656)	(33,504,233)	(48,692,529)	(7,736,464)

Other operating income	1,184,942	3,698,888	587,694	1,236,327	8,288,237	1,316,868

Operating loss	(7,140,167)	(2,280,015)	(362,258)	(10,271,349)	(4,194,715)	(666,474)
Interest income	586,827	368,133	58,490	1,355,844	691,434	109,858
Finance cost	0	(230,954)	(36,695)	0	(230,954)	(36,695)
Investment income	2,201,392	4,332,254	688,326	3,962,594	7,709,490	1,224,915
Other Non-Operating income	8,609,228	1,771,943	281,534	18,409,704	3,360,782	533,975

Income before income taxes	4,257,280	3,961,361	629,397	13,456,793	7,336,037	1,165,579
Income tax expenses	(1,131,456)	(1,678,228)	(266,644)	(1,897,455)	(3,249,182)	(516,243)

Net income from continuing operations	3,125,824	2,283,133	362,753	11,559,338	4,086,855	649,336
Net loss from discontinued operations	(56,516,248)	—	—	(86,896,842)	—	—
less: Net income attributable to non-controlling interest	239,858	1,043,747	165,834	641,066	1,938,083	307,930

Net (loss)income attributable to controlling interest	(53,630,282)	1,239,386	196,919	(75,978,570)	2,148,772	341,406

Net income per share from continuing operation
Basic	0.08	0.03	0.005	0.29	0.06	0.009
Diluted	0.08	0.03	0.005	0.29	0.06	0.009

Weighted average ordinary shares outstanding
Basic	37,193,760	36,483,915	36,483,915	37,383,306	36,456,828	36,456,828
Diluted	37,193,760	36,545,812	36,545,812	37,383,306	36,557,674	36,557,674

Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	Three months ended December 31					Six months ended December 31
	2010		2011			2010		2011
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	21,090,343	100.0%	44,899,922	7,133,879	100.0%	40,759,502	100.0%	79,081,590	12,564,799	100.0%

GAAP gross profit	10,219,938	48.5%	19,968,683	3,172,704	44.5%	21,996,557	54.0%	36,209,577	5,753,122	45.8%
Share-based compensation	0	0.0%	0	0	0.0%	0	0.0%	0	0	0.0%

Non-GAAP gross profit	10,219,938	48.5%	19,968,683	3,172,704	44.5%	21,996,557	54.0%	36,209,577	5,753,122	45.8%

GAAP operating loss	(7,140,167)	-33.9%	(2,280,015)	(362,258)	-5.1%	(10,271,349)	-25.2%	(4,194,715)	(666,473)	-5.3%
Share-based compensation	1,538,844	7.3%	899,834	142,969	2.0%	3,057,081	7.5%	1,799,669	285,939	2.3%

Non-GAAP operating loss	(5,601,323)	-26.6%	(1,380,181)	(219,289)	-3.1%	(7,214,268)	-17.7%	(2,395,046)	(380,534)	-3.0%

GAAP net income	3,125,824	14.8%	2,283,133	362,753	5.1%	11,559,338	28.4%	4,086,855	649,336	5.2%
Share-based compensation	1,538,844	7.3%	899,834	142,969	2.0%	3,057,081	7.5%	1,799,669	285,939	2.3%

Non-GAAP net income	4,664,668	22.1%	3,182,967	505,722	7.1%	14,616,419	35.9%	5,886,524	935,275	7.4%

GAAP net income per share from continuing operations
Basic	0.08		0.03	0.005		0.29		0.06	0.010
Diluted	0.08		0.03	0.005		0.29		0.06	0.010

Non-GAAP net income per share
Basic	0.12		0.06	0.009		0.37		0.11	0.017
Diluted	0.12		0.06	0.009		0.37		0.11	0.017

Note: This reconciliation is for illustration purpose to compare GAAP and Non-GAAP performance for the continuing operations

Noah Education Holdings Ltd.

Consolidated Cash Flow Statements

	For Three Months Ended December 31			For Six Months Ended December 31
	2010 RMB	2011 RMB	2011 USD	2010 RMB	2011 RMB	2011 USD
Cash flows from operating activities
Net income	3,125,824	2,283,133	362,753	11,559,338	4,086,855	649,336
Adjustments to reconcile net income
Amortization of intangible assets	787,986	1,200,120	190,680	1,457,059	2,303,603	366,006
Depreciation of property, plant and equipment	3,340,979	5,363,681	852,203	6,926,080	9,848,832	1,564,822
Share-based compensation expenses	2,255,558	899,834	142,969	4,511,117	1,799,669	285,939
Unrealized exchange difference	(8,140,936)	(999,942)	(158,875)	(17,288,585)	(2,770,749)	(440,228)
Unrealized loss on trading investment	—	—	—	(706,454)	—	—
Realized loss on trading investment	(358,377)	—	—	(358,377)	—	—
Impairment loss on Franklin B Share investment	—	302,443	48,053	—	531,220	84,402

Changes in operating assets & liabilities
Trading investments	6,488,811	—	—	6,561,451	—	—
Accounts receivable	252,588	275,522	43,776	783,146	651,587	103,527
Related party receivables	—	80,052	12,719	—	—	—
Inventories	(403,588)	145,024	23,042	(976,373)	798,146	126,813
Prepaid expenses	9,618,634	26,960,825	4,283,644	16,518,365	47,275,419	7,511,308
Deferred tax assets	—	111,107	17,653	—	(17,639)	(2,802)
Accounts payable	(752,466)	489,067	77,705	7,046	(1,120,861)	(178,087)
Other payables and accruals	(2,098,659)	(9,271,248)	(1,473,053)	(13,598,812)	(6,200,812)	(985,210)
Advances from customers	(428,897)	(366,183)	(58,181)	(247,193)	212,641	33,785
Deferred revenue	(8,566,129)	(19,140,562)	(3,041,129)	(3,684,665)	2,054,125	326,368
Income tax payable	435,496	1,615,099	256,613	1,208,068	3,957,493	628,782
Deferred tax liabilities	(144,667)	(357,104)	(56,738)	(100,663)	(1,014,420)	(161,175)

Operating cash provided by continuing operation	5,412,157	9,560,869	1,523,836	12,570,548	62,395,108	9,913,584
Operating cash used in discontinued operation	(17,071,151)	—	—	(54,221,698)	—	—

Cash flows used in investing activities
Acquisition of property, plant and equipment	(7,156,548)	(5,202,585)	(826,607)	(14,645,667)	(19,739,835)	(3,136,344)
Acquisition of intangible assets	—	(40,000)	(6,355)	(125)	(40,000)	(6,355)
Acquisition of Wentai	—	—	—	(4,380,923)	—	—
Acquisition of Yuanbo	—	—	—	0	(25,907,107)	-(3,987,529)
Repayment of deposit for investment	—	—	—	4,200,000	—	—
Increase in other investment	(198,859,569)	(190,500,000)	(30,267,402)	(245,959,569)	(227,500,000)	(36,146,110)
Decrease in short-term time deposits	—	25,000,000	3,972,100	60,000,000	32,000,000	5,084,288
Decrease in investments	37,000,000	—	—	37,000,000	—	—

Investing cash flow used in continuing operation	(169,016,117)	(170,742,584)	(27,128,265)	(163,786,284)	(240,376,941)	(38,192,050)
Investing cash flow used in discontinued operation	(1,736,050)	—	—	(1,071,133)	—	—

Cash flows (used in) from financing activities
Proceed from exercise of share options	241,182	1,431,828	227,495	310,704	1,572,428	249,834
Shares repurchases	(15,041,268)	—	—	(17,818,804)	(145,617)	(23,136)
Dividend paid to non-controlling shareholders	(450,000)	(950,000)	(150,940)	(450,000)	(950,000)	(150,940)

Financing cash flow (used in) from continuing operation	(15,250,086)	481,828	76,555	(17,958,100)	476,811	75,758
Financing cash flow from discontinued operation	—	—	—	—	—	—

Effect of exchange rate changes on cash	(605,060)	(285,690)	(45,392)	(1,494,567)	(1,288,257)	(204,683)
Net decrease in cash	(197,661,247)	(160,669,887)	(25,527,874)	(224,466,667)	(177,505,022)	(28,202,708)
Cash and cash equivalents at beginning of period	479,032,597	388,037,000	61,652,870	506,727,524	405,874,701	64,486,995
Cash and cash equivalents at end of period	280,766,290	227,081,421	36,079,604	280,766,290	227,081,421	36,079,604